Exhibit 99.5

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	MOKO SOCIAL MEDIA LIMITED.

ACN/ARSN	118082485

1.	Details of substantial holder(1)

Name	TREVOR DOUGLAS NAIRN (and associated entities)

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	19/6/2014
The previous notice was given to the company on	23/12/2014
The previous notice was dated	23/12/2014

2.	Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	44,378,314	7.41%	114,528,662	15.2%

3.	Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See appendix I

4.	Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Trevor Wairn	Reef Investment	<NAIRN S/F>	Beneficial Owner	FPO	114,528,662
Trevor Wairn	Reef Investment	<NAIRN F/A>	Beneficial Owner	FPO

5.	Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A.

6.	Addresses

The addresses of persons named in this form are as follows:

Name	Address
Trevor Douglas Nairn	33 Stoneham Road, Attadale WA 6156.

Signature

print name	TERVOR OOUGLAS NAIRN	capacity

sign here	/s/ Trevor Nairn	Date	26/06/2015

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)	See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix 1:

FPO Trades

Options exercised

- 45,353,455 MKBOA were exercised on 5/6/2015 for a total consideration of $7,927,262.00.

- Appendix 3B was lodged by the company on 19/6/2015.

Data Number TypeUnits Security
Code Security Description Currency Unit PriceConsideration Filter Filter Filter Filter MKBFilter Filter Filter Filter Filter 19/06/2015 8919275 Buy 250000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 33750.00 18/06/2015 8914686 Buy 9000000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 990000.00 17/06/2015 8907480 Buy 500000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1300 $ 65000.00 15/06/2015 8891684 Buy 1220099 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 161713.35 12/06/2015 8886503 Buy 165161 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 22297.06 11/06/2015 8881763 Buy 1 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1400 $ 0.14 10/06/2015 8870034 Buy 23 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1352 $ 3.11 9/06/2015 8867652 Buy 907566 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 122521.41 4/06/2015 8855237 Buy 500000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1400 $ 70000.00 4/06/2015 8855312 Buy 150000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 13500.00 3/06/2015 8845311 Buy 1200000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0821 $ 98500.00 2/06/2015 8839765 Buy 1145800 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0860 $ 98538.80 2/06/2015 8840111 Buy 257942 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0850 $ 21925.07 1/06/2015 8832050 Buy 61237 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0850 $ 5205.15 29/05/2015 8827713 Buy 171800 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0850 $ 14603.00 28/05/2015 8817996 Buy 207215 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 27374.03 28/05/2015 8821737 Buy 100000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0850 $ 8500.00 27/05/2015 8812500 Buy 1619388 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 143744.92 27/05/2015 8814746 Buy 685545 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1428 $ 97904.03 27/05/2015 8811756 Buy 2119388 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ -190744.92 26/05/2015 8809328 Buy 114455 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1450 $ 16595.98 25/05/2015 8802697 Buy 211241 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1497 $ 31629.85 25/05/2015 8803168 Buy 2437 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0950 $ 231.52 25/05/2015 8803180 Buy 50000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 7500.00 25/05/2015 8802671 Buy 2119388 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 190744.92 22/05/2015 8793635 Buy 104 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0950 $ 9.88 21/05/2015 8789905 Buy 100000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1000 $ 10000.00 21/05/2015 8789955 Buy 280000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 42000.00 19/05/2015 8776506 Buy 220000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 33000.00 18/05/2015 8764735 Buy 331045 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 49656.75 18/05/2015 8768174 Buy 196850 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 17716.50 15/05/2015 8763820 Buy 68955 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 10343.25 14/05/2015 8752397 Buy 200000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 22000.00 14/05/2015 8753756 Buy 2367 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 366.89 14/05/2015 8756956 Buy 500000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 77500.00 14/05/2015 8757183 Buy 200000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 31000.00 13/05/2015 8747074 Buy 300000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 33000.00 13/05/2015 8747918 Buy 4379 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 678.75 12/05/2015 8741048 Buy 4090 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 449.90 12/05/2015 8744110 Buy 295910 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 32550.10 12/05/2015 8744224 Buy 590 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 91.45 8/05/2015 8730960 Buy 1750000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1643 $ 287500.00 8/05/2015 8731608 Buy 316619 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 34828.09 7/05/2015 8725375 Buy 179291 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1000 $ 17929.10 7/05/2015 8725379 Buy 192664 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 29862.92 7/05/2015 8725452 Buy 295000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1000 $ 29500.00 6/05/2015 8718150 Buy 205000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1000 $ 20500.00 5/05/2015 8709550 Buy 703000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 77330.00 4/05/2015 8699275 Buy 1400000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 154000.00 1/05/2015 8693161 Buy 567778 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 62455.58 30/04/2015 8688928 Buy 425000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1150 $ 48875.00 30/04/2015 8691810 Buy 300000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1650 $ 49500.00 29/04/2015 8679092 Buy 525000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1150 $ 60375.00 28/04/2015 8674292 Buy 800000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1150 $ 92000.00 27/04/2015 8667319 Buy 231257 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1143 $ 26438.27 23/04/2015 8654707 Buy 676775 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 74445.25 22/04/2015 8651275 Buy 200000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 22000.00 21/04/2015 8643686 Buy 525000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 57750.00 21/04/2015 8646290 Buy 1000000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1600 $ 160000.00 20/04/2015 8640797 Buy 10004 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 1100.44 20/04/2015 8640807 Buy 500000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1750 $ 87500.00 17/04/2015 8633642 Buy 237973 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 26177.03 15/04/2015 8619879 Buy 5792 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1600 $ 926.72 15/04/2015 8671281 Buy 174400 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 19184.00 14/04/2015 8615431 Buy 157627 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 17338.97 14/04/2015 8617612 Buy 644208 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1619 $ 104328.28 13/04/2015 8611811 Buy 1370000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1145 $ 156900.00 31/03/2015 8570144 Buy 400000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1377 $ 55034.53 30/03/2015 8564121 Buy 600000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 81000.00 26/03/2015 8549608 Buy 322598 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 43550.78 20/03/2015 8525989 Buy 500000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 45000.00 19/03/2015 8518521 Buy 93309 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 12596.72 18/03/2015 8514425 Buy 84093 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1350 $ 11352.56 27/02/2015 8430437 Buy 500000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 75000.00 25/02/2015 8415797 Buy 300000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1600 $ 48000.00 10/02/2015 8335517 Buy 1010000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0800 $ 80800.00 9/02/2015 8330641 Buy 496068 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0800 $ 39685.44 6/02/2015 8323569 Buy 500000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0800 $ 40000.00 4/02/2015 8311624 Buy 500000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0800 $ 40000.00 2/02/2015 8297680 Buy 1250000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0817 $ 102150.00 30/01/2015 8291725 Buy 800000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0921 $ 73675.00 29/01/2015 8283448 Buy 200000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1450 $ 29000.00 28/01/2015 8281239 Buy 58300 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0900 $ 5247.00 27/01/2015 8272944 Buy 100000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0950 $ 9500.00 27/01/2015 8273334 Buy 20890 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 3133.50 23/01/2015 8270532 Buy 79110 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 11866.50 22/01/2015 8262407 Buy 50000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.0950 $ 4750.00 21/01/2015 8257015 Buy 50834 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 7625.10 20/01/2015 8254626 Buy 449168 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 67374.90 16/01/2015 8245750 Buy 1641 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 246.15 15/01/2015 8238039 Buy 176152 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 26422.80 14/01/2015 8232456 Buy 20000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1050 $ 2100.00 14/01/2015 8234385 Buy 22207 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1500 $ 3331.05 13/01/2015 8229399 Buy 152000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 23560.00 8/01/2015 8216852 Buy 48000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1550 $ 7440.00 7/01/2015 8213531 Buy 420000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 46200.00 7/01/2015 8213944 Buy 130000 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1050 $ 13650.00 30/12/2014 8198966 Buy 143847 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1600 $ 23015.52 29/12/2014 8196532 Buy 50000 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1600 $ 8000.00 22/12/2014 8182599 Buy 39500 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1100 $ 4345.00 19/12/2014 8177902 Buy 510500 MKBOA MOKO SOCIAL MEDIA LIMITED AUD $ 0.1099 $ 56102.50 18/12/2014 8168869 Buy 140061 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1450 $ 20308.85 17/12/2014 8164797 Buy 3455 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1450 $ 500.98 16/12/2014 8156421 Buy 16289 MKB MOKO SOCIAL MEDIA LIMITED AUD $ 0.1450 $ 2361.91

Options exercised:

45,353,455 MKBOA exercised on 5/6/2015 for consideration of $7,927,262

Appendix 3B was lodged by company on 19/6/2015.